UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: June 20, 2016

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1  –  Press Release

Exhibit 99.1

Hailiang Education to Provide School Management Services

to Xiantao No. 1 Middle School

Hailiang Education Affiliate to Acquire Xiantao No. 1 Middle School

ZHUJI, China, June 20, 2016 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced that its affiliate, Zhejiang Hailiang Education Group Ltd. (“Zhejiang Hailiang”), has signed an agreement to acquire 80% of the equity interests in Xiantao No.1 Middle School (the “School”) in Hubei province, China, for a total consideration of RMB224 million. The Company has entered into a framework agreement with Zhejiang Hailiang to provide educational services for the School, including, but not limited to, course program development, faculty training, education facilities and equipment maintenance, and market development.

Founded in 1958, Xiantao No.1 Middle School is located in Xiantao city, Hubei province. The School has over 8,800 full-time students enrolled in the 2015-2016 academic year and is supported by more than 550 faculty and staff. The campus has a site area of over 60 acres with its buildings having a gross floor area of over one million square feet.

“We are excited to welcome Xiantao No.1 Middle School to the Hailiang family, which marks our first footprint outside Zhuji city,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education. “We look forward to bringing our high-quality education resources and extensive school management experience to the students and faculty at the School. Looking ahead, we will continue to evaluate strategic growth opportunities in new markets as we work to become a leading private K-12 educational services provider in China.”

About Hailiang Education

Founded in 1995, Hailiang Education operates three centrally managed schools in Zhuji city, Zhejiang province: Zhuji Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus in Zhuji, was opened in September 2015 and is the Company’s flagship representation of its commitment to deliver comprehensive and high quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses for university-bound students studying for A-levels courses in the United Kingdom and the SAT in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will, ” “expect, ” “anticipate, ” “aim, ” “estimate, ” “intend, ” “plan, ” “believe, ” “potential, ” “continue, ” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

Mr. Bo Lyu

Tel: +86 575 8706-9788

Email: ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

Tel: +86 10 6535-0148

Email: hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

Tel: +1 212 481-2050

Email: hailiang@tpg-ir.com